UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 4)*

MRC Global Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

55345K103
(CUSIP Number)

Richard A. Drucker Cornell Capital LLC 499 Park Avenue, 21st Floor New York, NY 10022 212-818-8970
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 29, 2024
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

Note Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 55345K103
1.	Names of Reporting Persons. Mario Investments LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 55345K103
1.	Names of Reporting Persons. Cornell Capital Special Situations Partners II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 55345K103

1.	Names of Reporting Persons. Cornell Capital GP II LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) PN

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 55345K103

1.	Names of Reporting Persons. Cornell Investment Partners LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.0%(1)
14.	Type of Reporting Person (See Instructions) OO

(1) See Item 4 below. This constitutes an exit filing for the Reporting Person.

CUSIP No. 55345K103

1.	Names of Reporting Persons. Henry Cornell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only PF
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 96,380
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 96,380
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,380
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
13.	Percent of Class Represented by Amount in Row (11) 0.1%(1)(2)
14.	Type of Reporting Person (See Instructions) IN

(1) For purposes of calculating beneficial ownership of MRC Global, Inc. the total number of shares of MRC Global Inc.’s Common Stock outstanding is 85,236,533 shares of Common Stock on July 31, 2024, as reported by MRC Global Inc. in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 7, 2024 (the “10-Q”).

(2) See Item 4 below. This constitutes an exit filing for the Reporting Person.

Item 1. Security and Issuer

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D initially filed with the Securities and Exchange Commission on June 19, 2015 (as amended by the Schedule 13D/A previously filed on June 12, 2018, on April 26, 2023 and on October 14, 2024, the “Original Schedule 13D”) by Henry Cornell, Cornell Investment Partners LLC, Cornell Capital GP II LP, Mario Investments LLC (“MI”) and Cornell Capital Special Situations Partners II LP relating to the Common Stock, par value $0.01 per share (the “Common Stock”), of MRC Global Inc., a Delaware corporation (the “Issuer” or the “Company”). Beginning on the date this Amendment No. 4 is filed, all references in the Original Schedule 13D to the Schedule 13D shall be deemed to refer to the Original Schedule 13D as amended by this Amendment No. 4. Only those items reported in this Amendment No. 4 are amended and all other items in the Original Schedule 13D are unchanged. This Amendment No. 4 constitutes an exit filing for all Reporting Persons.

Item 4. Purpose of Transaction

Item 4 is hereby amended to add the following:

“As referenced in the Reporting Persons’ Amendment No. 3 to the Schedule 13D filed with the Securities and Exchange Commission on October 15, 2024, MI entered into a Preferred Stock Repurchase Agreement (the “Repurchase Agreement”), pursuant to which MI agreed to sell all of the 363,000 shares of preferred stock of the Issuer beneficially owned by MI (the “Repurchase”). The Repurchase closed on October 29, 2024 and as a result of such closing, the Reporting Persons have ceased to be beneficial owners of more than 5% of the Issuer’s outstanding Common Stock. In connection with such closing, the Shareholders’ Agreement was terminated and Henry Cornell delivered a retirement notice, pursuant to which Mr. Cornell has given notice of his retirement from the Board effective as of the date of the Issuer’s 2025 Annual Meeting of Shareholders.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated with the following text:

“(a) The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated by reference. Henry Cornell is the beneficial owner of 96,380 shares of Common Stock, which represents 0.1% of the shares of Common Stock outstanding based on 85,236,533 shares of Common Stock outstanding on July 31, 2024, as reported by MRC Global Inc. in the 10-Q. Of such shares of Common Stock beneficially owned by Henry Cornell, 96,370 are shares of Common Stock held directly by Mr. Cornell and 10 are shares of Common Stock held by his minor son.

(b)       Henry Cornell has sole voting power and sole dispositive power with regard to 96,380 shares of Common Stock.

(c)       Except for the repurchase of the 363,000 shares of preferred stock pursuant to the Repurchase Agreement as described in Item 4 hereof, no Reporting Person has effected any transaction in the Common Stock in the 60 days preceding the date hereof.

(d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in this Statement.

(e) The Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Common Stock of the Issuer as of October 29, 2024.

The information set forth in Items 4 and 6 is incorporated herein by reference.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended to add the following:

“The disclosures under Item 4 relating to the closing of the Repurchase Agreement are incorporated herein by reference.”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2024.

HENRY CORNELL

By:	/s/ Henry Cornell
Henry Cornell

CORNELL INVESTMENT PARTNERS LLC

By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL GP II LP

By: Cornell Investment Partners LLC, its general partner By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

MARIO INVESTMENTS LLC

By:	Cornell Special Situations Partners II LP, its sole member
By:	Cornell Capital GP II LP, its general partner
By:	Cornell Investment Partners LLC, its general partner
By:	Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell

CORNELL CAPITAL SPECIAL SITUATIONS PARTNERS II LP

By: Cornell Capital GP II LP, its general partner
By: Cornell Investment Partners LLC, its general partner
By: Henry Cornell, its sole member
By:	/s/ Henry Cornell
Name:	Henry Cornell